Media Release
Planegg/Munich, Germany, August 31, 2022

MorphoSys appoints Tim Demuth as new Chief Research and Development Officer, following the retirement of Malte Peters
Tim Demuth, M.D., Ph.D., has more than 20 years of broad leadership experience in drug development, with a focus in oncology

MorphoSys AG (FSE: MOR; NASDAQ: MOR) announced today that Malte Peters, M.D., the company’s Chief Research and Development Officer and Management Board member, has decided to retire at the end of 2022. His successor will be Tim Demuth, M.D., Ph.D., current Chief Medical Officer of Pieris Pharmaceuticals, Inc., a clinical-stage biotechnology company. Tim will start his new role on October 1. He will report to MorphoSys’ CEO, Jean-Paul Kress, M.D., and be a member of the company’s Executive Committee. At this time, Malte will step down from his operational responsibilities.

“On behalf of the entire Supervisory Board, I want to thank Malte for the remarkable contributions he has made to science, modern medicine and human health over the course of his distinguished career,” said Marc Cluzel, M.D., Ph.D., Chairman of the Supervisory Board of MorphoSys. “We are grateful for the strong pipeline and team Malte has built at MorphoSys. We wish him all the best as he begins this new chapter, and we look forward to working with Tim.”

Malte joined MorphoSys in 2017. He was instrumental in building an accomplished Clinical Development organization that successfully developed and obtained accelerated approval of Monjuvi® (tafasitamab-cxix) in the U.S. and European Union, as well as other countries worldwide. Most recently, he spearheaded the successful integration of Constellation Pharmaceutical’s Research and Development organization and the optimization of the pivotal, Phase 3 MANIFEST-2 study of pelabresib in first-line myelofibrosis.

“I am very thankful for everything Malte has done during his tenure at MorphoSys. Malte pushed us to think differently in how we discover and develop new medicines, driven by an unshakeable determination to put these breakthroughs into the hands of patients as quickly as possible,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “We are very excited that Tim is joining MorphoSys as our new Chief Research and Development Officer. His well-rounded clinical development experience and scientific expertise in oncology make him an asset to MorphoSys and the ideal leader to drive our potential best-in-class pipeline forward.”

“It has been a privilege and an honor to lead MorphoSys’ Research and Development organization. The strategic and innovative decisions we have taken to focus the company over the last five years have strengthened our pipeline and put us on a strong path towards the future,” said Malte Peters, M.D., Chief Research and Development Officer of MorphoSys. “I am looking forward to this new chapter in my life. But I will miss working with my courageous, dedicated and inspiring MorphoSys colleagues who come to work every day to make a difference in patients’ lives. Tim will be a great leader for the Research and Development organization, and I wish him and the team continued success.”

Tim Demuth is a seasoned biopharma executive with broad leadership experience in drug development, with a focus in oncology. Prior to being named the Chief Medical Officer of Pieris, he was Vice President and Head of Global Clinical Development Oncology at Merck KGaA, where he was responsible for the early- and late-stage oncology pipeline of small molecules, antibodies and antibody-drug conjugates, as well as for the end-to-end development strategy for oncology. Previously, he led the Clinical Development Unit of Hematology Biopharma Development at Sandoz AG, a division of Novartis AG. Dr. Demuth held various other leadership roles at Novartis AG, Italfarmaco S.p.A and Merck & Co. He received M.D. and Ph.D. degrees from Johannes Gutenberg University, Mainz, Germany and was trained in Mainz and at Ludwig Maximilian University, Munich, Germany. He has also served as a Post-Doctoral Fellow at the Translational Genomics Research Institute in Phoenix, Arizona.

“I am thrilled to join MorphoSys at this pivotal and exciting time,” said Tim Demuth, M.D., Ph.D. “Clinical data to date highlight the enormous potential of the company’s pipeline. I look forward to overseeing the efforts to advance MorphoSys’ pivotal Phase 3 trials, which are investigating pelabresib in first-line myelofibrosis and tafasitamab in first-line diffuse large B-cell lymphoma. These two medicines, if approved, may have the potential to transform the standard of care in aggressive and difficult-to-treat blood cancers, and I am excited to be part of that journey to make these medicines available to patients.”

About Pelabresib
Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not yet been evaluated or approved by any regulatory authorities.

About Tafasitamab
Tafasitamab is a humanized Fc-modified CD19 targeting immunotherapy. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).

In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials.

Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe, the UK and Canada.

XmAb® is a registered trademark of Xencor, Inc.

About MorphoSys:
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director, Communications Tel: +1 617-548-9271 eamonn.nolan@morphosys.com